Exhibit 99.1

ELEVATOR

BCE Inc.

Q1

SHAREHOLDER REPORT
2016 FIRST QUARTER

APRIL 27, 2016

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS			1
1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Adjusted EBITDA	8
	2.6	Severance, acquisition and other costs	9
	2.7	Depreciation and amortization	9
	2.8	Finance costs	9
	2.9	Other income (expense)	9
	2.10	Income taxes	10
	2.11	Net earnings and EPS	10
3	BUSINESS SEGMENT ANALYSIS		11
	3.1	Bell Wireless	12
	3.2	Bell Wireline	15
	3.3	Bell Media	19
4	FINANCIAL AND CAPITAL MANAGEMENT		22
	4.1	Net debt	22
	4.2	Outstanding share data	22
	4.3	Cash flows	23
	4.4	Post-employment benefit plans	24
	4.5	Financial risk management	25
	4.6	Credit ratings	26
	4.7	Liquidity	26
5	QUARTERLY FINANCIAL INFORMATION		27
6	REGULATORY ENVIRONMENT		28
7	BUSINESS RISKS		29
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		31
CONSOLIDATED FINANCIAL STATEMENTS			35
	Consolidated income statements		35
	Consolidated statements of comprehensive income		36
	Consolidated statements of financial position		37
	Consolidated statements of changes in equity		38
	Consolidated statements of cash flows		39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			40
	Note 1	Corporate information	40
	Note 2	Basis of presentation and significant accounting policies	40
	Note 3	Business acquisitions	41
	Note 4	Segmented information	41
	Note 5	Operating costs	42
	Note 6	Severance, acquisition and other costs	42
	Note 7	Other income (expense)	43
	Note 8	Earnings per share	43
	Note 9	Debt	44
	Note 10	Post-employment benefit plans	44
	Note 11	Financial assets and liabilities	45
	Note 12	Share capital	46
	Note 13	Share-based payments	46

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 31 to 34 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2016 (Q1 2016 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to April 27, 2016, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 AIF) and recent financial reports, including the BCE 2015 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2016 and 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, section 3.3, Bell Media – Key business developments and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our network deployment plans and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at April 27, 2016 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at April 27, 2016. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2015 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 27, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2016 First Quarter Shareholder Report 1
1	OVERVIEW	MD&A

1 Overview

1.1 Financial highlights

BCE Q1 2016 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Operating revenues	5,270	5,240	30	0.6%
Operating costs	(3,107)	(3,146)	39	1.2%
Adjusted EBITDA	2,163	2,094	69	3.3%
Adjusted EBITDA margin(1)	41.0%	40.0%		1.0%
Net earnings attributable to:
Common shareholders	707	532	175	32.9%
Preferred shareholders	37	38	(1)	(2.6%)
Non-controlling interest	14	13	1	7.7%
Net earnings	758	583	175	30.0%
Adjusted net earnings	734	705	29	4.1%
Net earnings per common share (EPS)	0.82	0.63	0.19	30.2%
Adjusted EPS(1)	0.85	0.84	0.01	1.2%

(1)	Adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and free cash flow per share in this MD&A for more details, including, for adjusted EBITDA, adjusted net earnings, adjusted EPS and free cash flow, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2016 First Quarter Shareholder Report
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Cash flows from operating activities	1,290	1,045	245	23.4%
Capital expenditures	(852)	(827)	(25)	(3.0%)
Free cash flow	418	231	187	81.0%

Q1 2016 financial highlights

BCE generated revenue and adjusted EBITDA growth in Q1 2016 of 0.6% and 3.3%, respectively, driving up adjusted EBITDA margin to 41.0% compared to 40.0% in Q1 2015. All three segments contributed favourably to the year-over-year improvement in adjusted EBITDA.

The increase in BCE adjusted EBITDA in Q1 2016 was driven by higher service revenue flow-through from our wireless, Internet, Internet protocol television (IPTV), and media businesses, along with effective management of operating costs. The growth in adjusted EBITDA was moderated by increased spending on customer retention and acquisition in our Bell Wireless segment, the erosion of traditional voice and data revenues in our Bell Wireline segment coupled with the unfavourable impact of slow economic growth in our Bell Business Markets unit, and escalating content costs in our Bell Media segment.

Net earnings attributable to common shareholders of $707 million, or $0.82 per common share, in the first quarter of 2016, increased by $175 million, or $0.19 per common share, compared to net earnings attributable to common shareholders of $532 million, or $0.63 per common share, for the same period last year. The increase in net earnings attributable to common shareholders in Q1 2016 was due to lower severance, acquisition and other costs, higher adjusted EBITDA and higher other income, partly offset by higher income taxes and higher depreciation and amortization expense.

Excluding the impact of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, adjusted net earnings in the first quarter of 2016 was $734 million, or $0.85 per common share, compared to $705 million, or $0.84 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2016 increased by $245 million compared to Q1 2015 due mainly to higher adjusted EBITDA, improved working capital and lower income taxes paid, partly offset by higher severance payments.

Free cash flow in Q1 2016 increased by $187 million compared to Q1 2015 due to an increase in cash flows from operating activities, partly offset by higher capital expenditures.

1.2 Key corporate and business developments

Common share dividend increase

On February 3, 2016, BCE’s Board of Directors (Board) approved a 5.0%, or 13 cents per share, increase in the annual common share dividend from $2.60 per share to $2.73 per share, effective with BCE’s 2016 first quarter dividend paid on April 15, 2016. This dividend increase represents BCE’s twelfth increase to the annual common share dividend since Q4 2008, representing an 87% overall increase.

$750 million public debt offering

On February 29, 2016, Bell Canada completed a public offering of $750 million of medium term notes (MTN) debentures pursuant to its MTN program. The $750 million Series M-41 MTN debentures will mature on March 2, 2026 and carry an annual interest rate of 3.55%. These MTN debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of this offering were used primarily to fund the redemption prior to maturity on March 31, 2016 of Bell Canada’s $500 million principal amount of 5.41% Series M-32 debentures due September 26, 2016. The balance of the net proceeds of this offering was used for general corporate purposes, including the repayment of Bell Canada’s $150 million principal amount of Floating Rate Series M-38 debentures due April 22, 2016.

Continued service progress

According to its latest mid-year report, the Commissioner of Complaints for Telecommunications Services (CCTS) received 17% fewer complaints about Bell and Virgin Mobile between August 1, 2015 and January 31, 2016 than during the equivalent period the previous year. This continues the steady decline in Bell and Virgin Mobile complaints since July 2013, even as we have become the fastest-growing broadband communications provider in Canada. The CCTS report noted that, across the Canadian telecommunications industry, 91% of customer issues were resolved to the satisfaction of both the customer and the service provider.

Nominations to BCE’s board of directors

On March 9, 2016, BCE announced the nomination of Monique F. Leroux, former Chair, President and Chief Executive Officer of Desjardins Group, and Calin Rovinescu, President and Chief Executive Officer of Air Canada, for election to its Board at BCE’s Annual General Shareholder Meeting in Montréal on April 28, 2016. As previously announced, the Board intends to appoint current BCE director Gordon Nixon, former President and Chief Executive Officer of Royal Bank of Canada, as Chair of the Board following Thomas C. O’Neill’s retirement at the close of BCE’s Annual General Shareholder Meeting.

BCE Inc. 2016 First Quarter Shareholder Report 3
1	OVERVIEW	MD&A

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy
  Gradual strengthening of the economy driven by activity in the non-resource sector, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.7% in 2016, representing a thirty basis point increase from an earlier estimate of 1.4%
  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable through 2016
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained on a higher expected number of customers with expired contracts resulting from the expiry of two- or three-year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (the Wireless Code)
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

4 BCE Inc. 2016 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2016 compared to Q1 2015. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Operating revenues	5,270	5,240	30	0.6%
Operating costs	(3,107)	(3,146)	39	1.2%
Adjusted EBITDA	2,163	2,094	69	3.3%
Severance, acquisition and other costs	(42)	(224)	182	81.3%
Depreciation	(739)	(712)	(27)	(3.8%)
Amortization	(149)	(127)	(22)	(17.3%)
Finance costs
Interest expense	(219)	(226)	7	3.1%
Interest on post-employment benefit obligations	(20)	(27)	7	25.9%
Other income (expense)	23	(20)	43	n.m.
Income taxes	(259)	(175)	(84)	(48.0%)
Net earnings	758	583	175	30.0%
Net earnings attributable to:
Common shareholders	707	532	175	32.9%
Preferred shareholders	37	38	(1)	(2.6%)
Non-controlling interest	14	13	1	7.7%
Net earnings	758	583	175	30.0%
Adjusted net earnings	734	705	29	4.1%
EPS	0.82	0.63	0.19	30.2%
Adjusted EPS	0.85	0.84	0.01	1.2%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q1 2016	Q1 2015	% CHANGE
Wireless subscribers	8,235,963	8,102,714	1.6%
Postpaid	7,401,221	7,145,420	3.6%
High-speed Internet subscribers(1)	3,411,246	3,297,745	3.4%
TV (Satellite and IPTV subscribers)	2,748,495	2,658,106	3.4%
IPTV	1,230,531	990,325	24.3%
Total growth services	14,395,704	14,058,565	2.4%
Wireline NAS lines(1)	6,565,508	7,017,161	(6.4%)
Total services	20,961,212	21,075,726	(0.5%)

(1)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Inc. 2016 First Quarter Shareholder Report 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q1 2016	Q1 2015	% CHANGE
Wireless subscribers	(9,868)	(15,914)	38.0%
Postpaid	25,805	35,373	(27.0%)
High-speed Internet subscribers	19,783	39,650	(50.1%)
TV (Satellite and IPTV subscribers)	9,999	26,990	(63.0%)
IPTV	47,740	60,863	(21.6%)
Total growth services	19,914	50,726	(60.7%)
Wireline NAS lines	(107,632)	(109,939)	2.1%
Total services	(87,718)	(59,213)	(48.1%)

BCE added 19,914 net new customer connections to its growth services in Q1 2016, representing a 60.7% decline over Q1 2015. This consisted of:

  25,805 net postpaid wireless customers, which was more than offset by the loss of 35,673 prepaid wireless net customers
  19,783 net high-speed Internet customers
  9,999 net TV subscribers, reflecting the addition of 47,740 net new IPTV customers, partially offset by the net loss of 37,741 satellite TV customers

NAS net losses of 107,632 in Q1 2016 improved by 2.1% compared to Q1 2015.

Total BCE customer connections across all services declined modestly by 0.5%, year over year, as the increase in our growth services customer base of 2.4% was not sufficient to offset the continued erosion in traditional wireline NAS lines. Our Q1 2016 business Internet and business NAS subscriber bases included a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of Bell Aliant.

At March 31, 2016, BCE served a total of:

  8,235,963 wireless customers, up 1.6% year over year, which included 7,401,221 postpaid customers, an increase of 3.6% since the end of Q1 2015, and 834,742 prepaid customers, down 12.8% year over year
  3,411,246 high-speed Internet customers, up 3.4% from Q1 2015
  2,748,495 total TV customers, up 3.4% from Q1 2015, which included 1,230,531 IPTV customers, an increase of 24.3% compared to Q1 2015, and 1,517,964 satellite TV customers, a decline of 9.0% year over year
  6,565,508 total wireline NAS lines, a decrease of 6.4% from Q1 2015

2.3 Operating revenues

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Bell Wireless	1,693	1,637	56	3.4%
Bell Wireline	2,983	3,027	(44)	(1.5%)
Bell Media	741	726	15	2.1%
Inter-segment eliminations	(147)	(150)	3	2.0%
Total BCE operating revenues	5,270	5,240	30	0.6%

BCE

Total operating revenues at BCE were up 0.6% in the first quarter of 2016 compared to the first quarter of 2015, reflecting revenue growth in our Bell Wireless and Bell Media segments, moderated in part by lower year-over-year revenues from our Bell Wireline segment. This consisted of service revenues of $4,908 million, which increased by 1.3% over Q1 2015, and product revenues of $362 million, which declined by 8.0% compared to the first quarter of last year.

BELL WIRELESS

Bell Wireless operating revenues were up 3.4% this quarter compared to the first quarter of 2015, attributable to service revenue growth of 5.3%. This increase was driven by a larger postpaid customer base coupled with blended average revenue per user (ARPU) growth. The increase in ARPU was generated by the adoption of higher rate plans, driven by ongoing customer shifts from three-year to two-year contracts, increased data usage from greater smartphone penetration and a growing base of postpaid Long-term Evolution (LTE) customers, which was offset in part by the continued decline in voice revenues. Product revenues decreased by 18.1% in Q1 2016 compared to Q1 2015, mainly as a result of competitive pricing pressures and a fewer number of upgrades, moderated in part by higher sales of premium smartphone devices.

6 BCE Inc. 2016 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline operating revenues declined by 1.5% in Q1 2016 compared to last year, mainly attributable to the ongoing erosion of our traditional voice and data revenues in our residential and business markets, the sale of a call centre subsidiary in the third quarter of 2015, as well as aggressive acquisition and retention discounts from our cable competitors. Additionally, slow economic growth adversely impacted our Bell Business Markets unit, resulting in reduced customer spending on business service solutions, Internet Protocol (IP) based services and data equipment sales. This was offset in part by continued revenue growth in our Bell Residential Services unit, driven by the ongoing expansion of our Internet and TV subscriber bases, as well as an increase in household ARPU.

BELL MEDIA

Bell Media operating revenues increased by 2.1% in Q1 2016 compared to Q1 2015, mainly attributable to growth in subscriber revenues generated by the expansion of The Movie Network (TMN) into a national pay TV service on March 1, 2016, higher revenues from CraveTV and our TV Everywhere products, combined with the impact of rate increases on certain specialty channels. Higher out-of home advertising revenues also favourably impacted our results, driven by contract wins and the acquisition of Métromédia CMR Plus Inc. (Métromédia) on January 5, 2016. This was partially offset by declines in conventional and specialty TV advertising revenues, mainly due to market softness, resulting in lower spending by some key customer segments in the quarter, and higher viewership for World Junior Hockey in Q1 2015 as the event was held in Canada.

2.4 Operating costs

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Bell Wireless	(932)	(925)	(7)	(0.8%)
Bell Wireline	(1,726)	(1,786)	60	3.4%
Bell Media	(596)	(585)	(11)	(1.9%)
Inter-segment eliminations	147	150	(3)	(2.0%)
Total BCE operating costs	(3,107)	(3,146)	39	1.2%

BCE

Total BCE operating costs decreased by 1.2% this quarter compared to the first quarter of 2015, as savings in our Bell Wireline segment more than offset increases in our Bell Wireless and Bell Media segments.

BELL WIRELESS

Bell Wireless operating expenses increased by 0.8%, or $7 million, in Q1 2016 compared to last year. The year-over-year increase in operating costs reflected:

  Higher customer retention spending mainly attributable to a greater number of premium smartphone devices and higher promotional pricing, partially offset by lower subsidized upgrade volumes compared to Q1 2015
  Higher subscriber acquisition costs driven by a larger proportion of postpaid gross activations, the sale of more expensive smartphones and higher promotional pricing, offset in part by fewer year-over-year gross activations
  Higher bad debt expense driven primarily by increased revenue

These factors were offset in part by modest reductions in network operating costs, advertising spend, payments to other carriers and content costs.

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE Inc. 2016 First Quarter Shareholder Report 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline’s operating costs decreased by 3.4%, or $60 million, in Q1 2016 compared to last year, reflecting:

  Lower labour costs resulting from headcount reductions, lower call volumes, the sale of a call centre subsidiary and vendor contract savings
  Reduced post-employment benefit expense attributable to a gain related to an alignment of certain Bell Aliant defined benefit pension plans with those of Bell Canada
  Decreased cost of goods sold related to our business solutions services and product costs resulting from lower revenues
  Lower payments to other carriers driven by reduced volumes

These factors were partly offset by higher programming costs for our Bell TV unit driven by a larger IPTV subscriber base and programming rate increases.

BELL MEDIA

Operating costs increased by 1.9%, or $11 million, in Q1 2016 compared to prior year, mainly as a result of higher programming and content costs related to sports broadcast rights, CraveTV, TMN’s national expansion, increased investment in Canadian programming and the impact of the Métromédia acquisition. This was moderated by lower labour costs, resulting from the workforce reduction initiative implemented in 2015.

2.5 Adjusted EBITDA

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Bell Wireless	761	712	49	6.9%
Bell Wireline	1,257	1,241	16	1.3%
Bell Media	145	141	4	2.8%
Total BCE adjusted EBITDA	2,163	2,094	69	3.3%
BCE adjusted EBITDA margin	41.0%	40.0%		1.0%

BCE

BCE’s adjusted EBITDA was 3.3% higher in the first quarter of 2016 compared to the prior year, driven by growth across all three of our segments.

BCE’s adjusted EBITDA margin increased to 41.0% this quarter, compared to 40.0% in the same period of 2015, driven by greater service revenue flow-through from higher year-over-year wireless ARPU and increased revenue growth from Internet, TV and media, coupled with solid cost containment in our Bell Wireline segment. This was offset in part by continued erosion in our traditional voice and data services, increased wireless customer retention and acquisition spending, along with business market softness.

BELL WIRELESS

Bell Wireless adjusted EBITDA grew by 6.9% in the first quarter of 2016 compared to the same period last year, due to the growth in service revenues, driven by a higher postpaid customer base and higher blended ARPU. This was moderated by an increased investment in customer retention and acquisition.

BELL WIRELINE

Bell Wireline adjusted EBITDA increased by 1.3% this quarter compared to Q1 2015 as a result of:

  Continued growth in our Internet and IPTV businesses
  Ongoing effective cost management, including a gain on post-employment benefit expense related to an alignment of certain Bell Aliant defined benefit pension plans with those of Bell Canada

This was moderated in part by:

  The continuing loss of higher-margin traditional voice and data service revenues
  The unfavourable impact on our Bell Business Markets unit from continued slow economic growth

BELL MEDIA

Bell Media adjusted EBITDA increased by 2.8% in Q1 2016 compared to last year, as the growth in operating revenues and lower labour costs more than offset escalating content and programming costs.

8 BCE Inc. 2016 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.6 Severance, acquisition and other costs

2016

Severance, acquisition and other costs of $42 million in the first quarter of 2016 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $22 million
  Acquisition and other costs of $20 million in Q1 2016 related to transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, as well as severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

Severance, acquisition and other costs of $224 million in the first quarter of 2015 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $30 million
  Acquisition and other costs of $194 million in Q1 2015 related mainly to a charge of $137 million for the litigation claim for satellite TV signal piracy, severance and integration costs relating to the privatization of Bell Aliant Inc., and transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions.

2.7 Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2016 increased by $27 million compared to Q1 2015 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service, partly offset by an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process. The changes to useful lives have been applied prospectively, effective January 1, 2016, and are not expected to have a significant impact on our financial statements.

AMORTIZATION

Amortization in Q1 2016 increased by $22 million compared to Q1 2015 due mainly to a higher asset base.

2.8 Finance costs

INTEREST EXPENSE

Interest expense in Q1 2016 decreased by $7 million compared to Q1 2015, mainly as a result of lower average interest rates and lower average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

In the first quarter of 2016, interest expense decreased by $7 million compared to Q1 2015 due to a lower post-employment benefit obligation and a higher discount rate, which increased from 4.0% on January 1, 2015 to 4.2% on January 1, 2016.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.9 Other income (expense)

2016

Other income of $23 million in the first quarter of 2016 included gains on investments and mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases and early debt redemption costs.

2015

Other expense of $20 million in the first quarter of 2015 included losses on disposal of software, plant and equipment of $22 million and early debt redemption costs, partly offset by net mark-to-market gains of $18 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases.

BCE Inc. 2016 First Quarter Shareholder Report 9
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.10 Income taxes

Income taxes of $259 million in the first quarter of 2016 represented an increase of $84 million compared to the same period last year due mainly to higher taxable income and in part to a lower value of uncertain tax positions favourably resolved in Q1 2016 compared to Q1 2015.

2.11 Net earnings and EPS

Net earnings attributable to common shareholders of $707 million, or $0.82 per common share, in the first quarter of 2016, increased by $175 million, or $0.19 per common share, compared to net earnings attributable to common shareholders of $532 million, or $0.63 per common share, for the same period last year. The increase in net earnings attributable to common shareholders in Q1 2016 was due to lower severance, acquisition and other costs, higher adjusted EBITDA and higher other income, partly offset by higher income taxes and higher depreciation and amortization expense.

Excluding the impact of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, adjusted net earnings in the first quarter of 2016 was $734 million, or $0.85 per common share, compared to $705 million, or $0.84 per common share, for the same period last year.

10 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 Business segment analysis

3.1 Bell Wireless

Key business developments

BELL’S MOBILE LTE NETWORK RANKED AS FASTEST IN CANADA YET AGAIN

In January 2016, Bell’s Fourth Generation (4G) LTE network was ranked #1 nationally in a new report from independent UK analyst firm OpenSignal, following a similar top ranking by PCMag in September 2015. OpenSignal found that Bell delivered the fastest wireless 4G network download speeds in Canada, averaging 19.9 megabits per second (Mbps), far above the global average of 12.6 Mbps.

EXPANSION OF LTE ADVANCED NETWORK SERVICE

Bell continued the rollout of its Dual-band LTE Advanced (LTE-A) wireless network, now providing service to 49% of the Canadian population at data speeds up to 260 Mbps (expected average download speeds of 18 to 74 Mbps), with plans to cover 75% by the end of 2016. In addition, a Tri-band LTE-A wireless service, enabled by aggregating Personal Communications Services (PCS), Advanced Wireless Services-1 (AWS-1) and 700 Megahertz (MHz) spectrum, that delivers mobile data speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps) is available in Halifax, Fredericton, Moncton, Toronto, Hamilton and Oakville. This is complemented by our national 4G LTE mobile network, reaching 96% of Canadians at the end of Q1 2016 and offering data speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 to 40 Mbps).

VoLTE LAUNCHED IN GREATER TORONTO AREA

In February 2016, we launched voice and video over LTE (VoLTE) technology in select regions of the Greater Toronto Area for Bell customers with Samsung Galaxy S6 smartphones running Android 5.1.1 or higher. VoLTE enables faster call set up times, improved voice quality, and the ability to switch seamlessly between voice and video during calls. The launch sets the stage for a broader rollout of voice and video calling over LTE to more devices and coverage areas beginning later this year.

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility and Virgin Mobile continued to bring customers the latest in wireless devices with the introduction of a number of new 4G LTE smartphones and other devices from leading handset manufacturers, including the Samsung Galaxy S7 and S7 edge smartphones, the iPhone SE and the Kyocera DuraXE, a highly durable flip phone that meets military standards for withstanding shock, dust and extreme temperatures.

DELIVERING MORE VALUE IN MOBILE ROAMING

In March 2016, we launched Roam Better International, a roaming feature that gives Bell Mobility customers access to specialized rates while traveling. Roam Better International provides unlimited voice and text messages and an additional dedicated 100 megabytes (MB) of data usage for $10 a day in over 110 destinations across Europe, the Americas, Asia and the Middle East, Australia and South Africa, the most of any comparable Canadian plan, and more international coverage than any other competitor. Roam Better International complements the Roam Better U.S. package introduced in November 2015, offering Bell Mobility customers travelling in the U.S. the same talk, text and data usage for $5 a day. Bell offers LTE roaming in 60 Roam Better destinations, more than any Canadian competitor.

MAKING MOBILE COMMUNICATIONS MORE ACCESSIBLE

On February 29, 2016, we announced a new portfolio of products and support services to make mobile communications more accessible for customers with speech, cognitive, physical, hearing and vision related disabilities. These customers often face barriers that can limit accessibility to the many benefits of mobile technology. With screen readers and hearing aid compatibility, video conferencing, assisted messaging and voice calling services, Bell’s accessible products help customers take full advantage of their smart devices. Three new products have joined our lineup of accessible devices: Doro 824 and 824C smartphones exclusively at Bell, the Mobile Accessibility app and Tecla, a portable and hands free device that enables customers with physical upper body limitations to easily use Android or iOS smartphones and tablets without touching the screen.

BCE Inc. 2016 First Quarter Shareholder Report 11
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Financial performance analysis

Q1 2016 PERFORMANCE HIGHLIGHTS

BELL WIRELESS RESULTS

REVENUES

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Service	1,579	1,500	79	5.3%
Product	104	127	(23)	(18.1%)
Total external revenues	1,683	1,627	56	3.4%
Inter-segment revenues	10	10	–	–
Total Bell Wireless revenues	1,693	1,637	56	3.4%

Bell Wireless operating revenues grew by 3.4% in the first quarter of 2016 compared to last year, as a result of higher service revenues, partly offset by lower product revenues.

  Service revenues were up 5.3% in Q1 2016 compared to the prior year, reflecting a larger postpaid subscriber base combined with blended ARPU growth that was driven by higher average monthly access rates as customers continue to shift from three-year plans to two-year plans, as well as increased data usage from greater smartphone penetration, and a growing base of postpaid LTE customers. The year-over-year increase in service revenues was moderated by lower wireless voice revenues due to increased adoption of all-inclusive rate plans and the ongoing substitution for data applications.
  Product revenues decreased by 18.1% in the first quarter of 2016 compared to the prior year, due to highly competitive pricing in the market and a fewer number of upgrades and gross activations, moderated in part by a greater proportion of smartphone devices in our sales mix

12 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Operating costs	(932)	(925)	(7)	(0.8%)
Adjusted EBITDA	761	712	49	6.9%
Total adjusted EBITDA margin	44.9%	43.5%		1.4%
Service adjusted EBITDA margin	48.2%	47.5%		0.7%

Bell Wireless operating costs increased by 0.8%, or $7 million, in Q1 2016 compared to last year due to:

  Higher customer retention spending mainly attributable to a greater number of premium smartphone devices and higher promotional pricing, partially offset by lower subsidized upgrade volumes compared to Q1 2015
  Higher subscriber acquisition costs driven by a larger proportion of postpaid gross activations, the sale of more expensive smartphones, as well as higher promotional pricing, offset in part by fewer year-over-year gross activations
  Higher bad debt expense driven primarily by increased revenue

These factors were offset partly by modest declines in network operating costs, advertising spend, payments to other carriers and content costs.

Bell Wireless adjusted EBITDA grew by 6.9% in the first quarter of 2016 compared to prior year, as the higher operating revenues more than offset the year-over-year increase in operating expenses. The higher flow-through of revenues expanded adjusted EBITDA margin, based on wireless service revenues, to 48.2% this quarter from 47.5% in Q1 2015.

BELL WIRELESS OPERATING METRICS

	Q1 2016	Q1 2015	CHANGE	% CHANGE
Blended ARPU ($/month)	63.02	60.83	2.19	3.6%
Gross activations	331,623	341,360	(9,737)	(2.9%)
Postpaid	275,415	278,984	(3,569)	(1.3%)
Prepaid	56,208	62,376	(6,168)	(9.9%)
Net activations	(9,868)	(15,914)	6,046	38.0%
Postpaid	25,805	35,373	(9,568)	(27.0%)
Prepaid	(35,673)	(51,287)	15,614	30.4%
Blended churn % (average per month)	1.38%	1.47%		0.09%
Postpaid	1.15%	1.18%		0.03%
Prepaid	3.42%	3.60%		0.18%
Subscribers	8,235,963	8,102,714	133,249	1.6%
Postpaid	7,401,221	7,145,420	255,801	3.6%
Prepaid	834,742	957,294	(122,552)	(12.8%)
Cost of acquisition (COA) ($/subscriber)	494	452	(42)	(9.3%)

Blended ARPU increased by 3.6% in Q1 2016 compared to Q1 2015, driven by growth in postpaid ARPU as a result of a greater percentage of customers on two year plans, coupled with a higher mix of postpaid customers with smartphones and other data devices in our total subscriber base, resulting in greater data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The higher speeds enabled by the expansion of our 4G LTE and LTE-A networks also contributed to the growth in blended ARPU. These factors were moderated by richer plans with higher data usage thresholds, unlimited local and long distance calling and a greater mix of shared plans.

Total gross wireless activations decreased by 2.9% in the first quarter of 2016 compared to Q1 2015, reflecting both lower year-over-year postpaid and prepaid activations.

  Postpaid gross activations decreased by 1.3% year over year, due to competitive pressures and a maturing wireless market
  Prepaid gross activations declined by 9.9% in the first quarter of 2016, due to our continued focus on postpaid customer acquisitions

Smartphone adoption represented 75% of total postpaid gross activations in Q1 2016 compared to 72% in the same period last year. The percentage of postpaid subscribers with smartphones increased to 82% at March 31, 2016 compared to 77% at the end of Q1 2015.

Blended wireless churn of 1.38% in Q1 2016 improved by 0.09% compared to prior year, due to both lower postpaid and prepaid churn. The improvement is mainly attributable to a greater percentage of postpaid subscribers in our total subscriber base compared to last year, reflecting the favourable impact of our ongoing investment in customer retention, and improved customer service.

  Postpaid churn of 1.15% in the first quarter of 2016 improved by 0.03% compared to last year, due to less activity in the marketplace and reflecting the positive impact of our investment in customer retention and improved customer service
  Prepaid churn improved by 0.18% to 3.42% in Q1 2016, as a result of fewer customer deactivations compared to the same period in 2015

Postpaid net activations decreased by 27.0% in the first quarter of 2016 compared to last year, mainly due to lower gross activations and a higher level of customer deactivations.

BCE Inc. 2016 First Quarter Shareholder Report 13
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Prepaid net customer losses improved by 30.4% in Q1 2016 due to fewer year-over-year customer deactivations, partially offset by lower gross activations.

Wireless subscribers totalled 8,235,963 at March 31, 2016, representing an increase of 1.6% since the end of the first quarter of 2015. The proportion of Bell Wireless customers subscribing to postpaid service increased to 90% in Q1 2016 from 88% in Q1 2015.

COA per gross activation increased by $42 year over year to $494 in Q1 2016, reflecting the impact of a higher proportion of postpaid customers in our sales mix, coupled with higher handset prices due to the sale of more expensive premium smartphones, greater promotional pricing and the impact of a weak Canadian dollar.

Retention costs as a percentage of service revenue increased to 11.8% in Q1 2016 compared to 11.5% in the same period last year. This increase is mainly attributable to the ongoing shift to more expensive smartphone models in our upgrade mix and greater promotional pricing, partially offset by lower year-over-year subsidized upgrades.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Maintain our market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to approximately 75% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

14 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

BELL LAUNCHES CANADA’S MOST ADVANCED 4K WHOLE HOME PVR

On January 18, 2016, Bell launched the Fibe TV 4K Resolution (4K) Whole Home Personal Video Recorder (PVR) for customers in Toronto, Montréal, Ottawa and Québec City. In Q1 2016, the availability of the 4K Whole Home PVR was expanded to all Bell Fibe TV customers and to Bell Aliant FibreOP TV customers in Atlantic Canada. Our 4K Whole Home PVR is the smallest available on the market, has the largest recording capacity (up to 150 hours of 4K content) and is the only one compatible with Bluetooth remote control. Far superior to basic cable 4K set top boxes lacking recording and other PVR capabilities, the Fibe 4K Whole Home PVR will have high dynamic range (HDR) capability availability beginning in the second quarter of 2016. With the Bell 4K PVR and a 4K compatible television, Fibe TV customers can enjoy a growing range of 4K content.

SPEED TESTING SHOWS FIBRE-TO-THE-HOME (FTTH) DELIVERS CANADA’S BEST INTERNET EXPERIENCE

The results of an Internet performance report commissioned by the Canadian Radio-television and Telecommunications Commission (CRTC) and released in March 2016 showed that FTTH connections provide the best Internet service available in Canada today. The report was based on testing of broadband services available from Canada’s 10 major wireline Internet service providers in late 2015. Results consistently show that FTTH networks like those provided by Bell in Ontario, Québec and Atlantic Canada outperform all other wireline technologies, including connections used by cable companies.

EXPANDED CLOUD COMPUTING SERVICES

On February 8, 2016, Bell announced a new partnership with IBM Canada Limited (IBM) to expand the cloud computing services available through our Bell Business Cloud service. The partnership will give businesses across Canada access to the IBM Cloud via a secure, high-speed private connection from Bell, simplifying the way customers adopt and build out their hybrid clouds. More and more organizations are looking for a reliable and secure connection to the cloud that does not rely on sending data over the public Internet. Bell Business Cloud addresses this issue by enabling enterprises to plug into the IBM Cloud, giving them access to a wide range of on-demand computing and storage options.

Financial performance analysis

Q1 2016 PERFORMANCE HIGHLIGHTS

BCE Inc. 2016 First Quarter Shareholder Report 15
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Data	1,794	1,757	37	2.1%
Local and access	789	824	(35)	(4.2%)
Long distance	191	213	(22)	(10.3%)
Equipment and other	168	173	(5)	(2.9%)
Total external revenues	2,942	2,967	(25)	(0.8%)
Inter-segment revenues	41	60	(19)	(31.7%)
Total Bell Wireline revenues	2,983	3,027	(44)	(1.5%)

Bell Wireline operating revenues declined by 1.5% in Q1 2016 compared to the same period last year, due to decreases in local and access, long distance and equipment and other revenues. The sale of a call centre subsidiary in the third quarter of 2015 also contributed to the overall decline in operating revenues. This was moderated in part by growth in data revenue.

Our Bell Residential Services unit continued to deliver positive revenue growth in Q1 2016, as a result of higher Internet and IPTV subscriber bases combined with increased household ARPU attributable to rate increases, which was moderated in part by customer acquisition and retention discounts due to aggressive cable competition, as well as reflecting the impact of service optimization by customers. These factors partially mitigated the year-over-year revenue decline in our Bell Business Markets unit, attributable to repricing pressures and reduction in spending by business customers, as a result of slow economic growth.

  Data revenues increased by 2.1% in Q1 2016 compared to Q1 2015, driven by our Bell Residential Services unit, reflecting higher Internet and IPTV services revenue due to subscriber growth and rate increases, offset in part by year-over-year subscriber decline in satellite TV. Higher Internet and data product sales in our wholesale market also contributed to the growth in data revenue. This was offset in part by a decline in our Bell Business Markets unit revenues driven by repricing pressure and reduced business customer spending on business solutions services, IP-based services and data product sales. Continued erosion in our traditional legacy data revenues also unfavourably impacted data revenue growth.
  Local and access revenues decline of 4.2% in Q1 2016 represented an improvement over the 5.0% erosion experienced in Q1 2015. The decline in Q1 2016 was driven by the ongoing loss of NAS lines due to technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services. This was mitigated in part by residential rate increases.
  Long distance revenues decreased by 10.3% in the first quarter of 2016 compared to the same period last year. The decrease in Q1 2016 resulted from fewer minutes of use by residential and business customers due to NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services and ongoing rate pressures in our residential market from customer adoption of premium rate plans. Higher sales of international long distance minutes in our wholesale market moderated the year-over-year decline.
  Equipment and other revenues decreased by 2.9% in Q1 2016 due to lower business voice equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Operating costs	(1,726)	(1,786)	60	3.4%
Adjusted EBITDA	1,257	1,241	16	1.3%
Adjusted EBITDA margin	42.1%	41.0%		1.1%

Bell Wireline operating costs decreased by $60 million, or 3.4%, in Q1 2016 compared to Q1 2015, as a result of:

  Lower labour costs driven by workforce reductions, lower call volumes, the sale of a call centre subsidiary and vendor contract savings
  Reduced post-employment benefit expense resulting from a gain recorded on an alignment of certain Bell Aliant defined benefit pension plans with those of Bell Canada
  Lower payments to other carriers driven by reduced volumes
  Decreased business service solutions costs resulting from lower revenues
  Lower cost of goods sold consistent with decreased equipment sales

These factors were partly offset by higher programming costs for our Bell TV unit driven by an increased number of IPTV subscribers and programming rate increases.

Bell Wireline adjusted EBITDA increased by 1.3% in Q1 2016 compared to last year, while adjusted EBITDA margin of 42.1% was 1.1% higher compared to 41.0% achieved in Q1 2015. The year-over-year increase in Bell Wireline adjusted EBITDA reflected:

  Growth in our Internet and IPTV businesses
  Ongoing effective cost containment, including a gain on post-employment benefit expense related to an alignment of certain Bell Aliant defined pension benefit plans with those of Bell Canada

This was partly offset by:

  The ongoing, but stabilizing, loss of higher-margin legacy voice and data service revenues
  Continued repricing pressures and market softness in our business market

16 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q1 2016	Q1 2015	CHANGE	% CHANGE
High-Speed Internet net activations	19,783	39,650	(19,867)	(50.1%)
High-Speed Internet subscribers(1)	3,411,246	3,297,745	113,501	3.4%

(1)	Our Q1 2016 business Internet subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 21,684 in order to align practices as a result of the integration of Bell Aliant.

High-Speed Internet subscriber net activations decreased by 50.1%, or 19,867, to 19,783 in Q1 2016 compared to last year, due to lower net activations in our residential and wholesale markets driven by more aggressive service offers from cable competitors, which were not widely matched. This was mitigated in part by lower retail churn, along with the favourable impact from the higher pull-through of our IPTV service bundle offers.

High-Speed Internet subscribers at March 31, 2016 totalled 3,411,246, up 3.4% from the end of the first quarter of 2015. This reflected a beginning of period adjustment to reduce the number of business subscribers by 21,684 in order to align practices as a result of the integration of Bell Aliant.

TV

	Q1 2016	Q1 2015	CHANGE	% CHANGE
Net subscriber activations	9,999	26,990	(16,991)	(63.0%)
IPTV	47,740	60,863	(13,123)	(21.6%)
Total subscribers	2,748,495	2,658,106	90,389	3.4%
IPTV	1,230,531	990,325	240,206	24.3%

IPTV net subscriber activations decreased by 21.6%, or 13,123, to 47,740 in Q1 2016 compared to Q1 2015, due to aggressive promotional offers for service bundles from the cable competitors, the slower expansion of our IPTV footprint in Q1 2016 and fewer customer migrations from satellite TV. This was partly offset by lower retail customer churn in Q1 2016 due to an increasing mature customer base that is less impacted by competitive offers.

Satellite TV net customer losses increased by 11.4%, or 3,868, to 37,741 in the first quarter of 2016 compared to the prior year, primarily as a result of a lower number of retail activations driven by highly competitive promotional offers from cable competitors, particularly in our service areas where our IPTV services are not available. Wholesale net customer losses also increased modestly due to the continued roll-out of IPTV service by competing TV providers in Western Canada. The lower retail customer deactivations and lower migrations to IPTV partially mitigated the higher year-over-year net customer losses.

Total TV net subscriber activations (IPTV and Satellite TV combined) were down 63% to 9,999 in Q1 2016 compared to last year, due to both lower IPTV and Satellite TV net activations as previously described.

IPTV subscribers at March 31, 2016 totalled 1,230,531, up 24.3% from 990,325 subscribers reported at the end of Q1 2015.

Satellite TV subscribers at March 31, 2016 totalled 1,517,964, down 9.0% from 1,667,781 subscribers at the end of Q1 2015.

Total TV subscribers (IPTV and Satellite TV combined) at March 31, 2016 equalled 2,748,495, representing a 3.4% increase since the end of the first quarter of 2015.

Local and Access

	Q1 2016	Q1 2015	CHANGE	% CHANGE
NAS LINES
Residential	3,466,304	3,745,986	(279,682)	(7.5%)
Business(1)	3,099,204	3,271,175	(171,971)	(5.3%)
Total	6,565,508	7,017,161	(451,653)	(6.4%)
NAS NET LOSSES
Residential	(67,428)	(65,870)	(1,558)	(2.4%)
Business(1)	(40,204)	(44,069)	3,865	8.8%
Total	(107,632)	(109,939)	2,307	2.1%

(1)	Our Q1 2016 business NAS subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 15,526 in order to align practices as a result of the integration of Bell Aliant.

NAS net losses improved by 2.1%, or by 2,307 lines, in the first quarter of 2016 compared to the prior year, reflecting fewer business NAS net losses, offset in part by an increase in residential NAS net losses.

Residential NAS net losses increased by 2.4%, or by 1,558 lines, this quarter compared to prior year. The modest increase was driven by higher net losses in our wholesale market. Our retail market remained relatively stable year-over-year despite aggressive competitor promotions and ongoing wireless and Internet-based technology substitution.

Business NAS net losses improved by 8.8%, or by 3,865 lines, in Q1 2016 compared to Q1 2015, driven by lower net losses in our small and large business markets, reflecting fewer competitive losses. This was partly offset by ongoing customer conversion of voice lines to IP-based and wireless services, as well as reflecting the impact of slow economic growth, which has resulted in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base increased from 6.0% in Q1 2015, to 6.4% in Q1 2016. At March 31, 2016, we had 6,565,508 NAS lines, compared to 7,017,161 at the end of Q1 2015. This included a beginning of period adjustment to reduce the number of business subscribers by 15,526 in order to align practices as a result of the integration of Bell Aliant.

BCE Inc. 2016 First Quarter Shareholder Report 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth
  Positive full-year residential net customer additions within our wireline footprint, driven by continued IPTV growth and an expanded fibre-to-the-premise (FTTP) network that support the pull-through of fibre-based Internet service and residential NAS, resulting in higher penetration of multi-product households
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business units as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

18 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

CRAVETV LAUNCHED DIRECT TO CONSUMERS

On January 14, 2016, Bell Media made its premium TV streaming service, CraveTV, available direct to consumers as a standalone product to all Canadians with an Internet subscription. CraveTV is also available to subscribers of a number of Canadian television providers via set-top boxes, or via mobile apps on iOS and Android, the web, Apple TV, Chromecast, Microsoft Windows 8.1, select Samsung Smart TVs and Blu-ray players and will soon be available via select game consoles.

NATIONAL EXPANSION OF THE MOVIE NETWORK

On March 1, 2016, Bell Media launched TMN as a national pay TV service and became the sole operator of HBO Canada, following Corus Entertainment Inc. (Corus)’s waiver of its HBO content rights and wind down of the operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada.

LEADERSHIP IN 4K PRODUCTION AND BROADCASTING

TSN became the first broadcaster to produce a live 4K Ultra High-definition (UHD) broadcast in North America with the Toronto Raptors vs. Boston Celtics basketball game on January 20, 2016. Following this 4K debut, Bell Media announced that TSN’s five national feeds are airing a slate of 4K broadcasts featuring the Toronto Raptors, Toronto Maple Leafs and Ottawa Senators. In addition, on January 8, 2016, Bell Media’s Discovery Canada announced that its premium video streaming service Discovery GO now offers a growing inventory of titles available in 4K on Samsung UHD TV, and that its upcoming original Canadian drama FRONTIER is currently being shot in 4K. Bell Media also became the first media company in North America to broadcast an awards show in 4K with CTV’s broadcast of The 2016 JUNO Awards on April 3, 2016.

PARTNERSHIP WITH iHEARTRADIO

On January 6, 2016, Bell Media announced an exclusive partnership with iHeartRadio to bring its digital and streaming music services to Canada in 2016. iHeartRadio in Canada will provide instant access to the live radio feature offering listeners throughout Canada all of Bell Media’s broadcast and digital-only radio stations across mobile, auto dashes, tablets and smartphones, gaming consoles, wearables, and more. The partnership will also bring iHeartRadio-branded events to Canada, starting with the iHeartRadio Music Awards which aired on April 9 on CTV and the first-ever iHeartRadio Fest in May in Toronto.

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING

Bell Media and its production partners were honoured with 56 awards by the Academy of Canadian Cinema and Television at the recent annual Canadian Screen Awards, which recognize excellence in Canadian film, TV and digital media productions. Demonstrating continued leadership in creating and developing original Canadian content, Bell Media and its partners took home 37 TV awards, with wins in major categories including Best Dramatic Series, Best Reality/Competition Series, Best National Newscast, Best Talk Program or Series and Best Entertainment Special. TSN garnered a total of seven awards, more than all other sports broadcasters combined, including Best Live Sports Event for FIFA Women’s World Cup Canada 2015. Bell Media-supported film projects won 19 awards, including Best Motion Picture, Performance by an Actor in a Leading Role, and Performance by an Actress in a Leading Role.

Financial performance analysis

Q1 2016 PERFORMANCE HIGHLIGHTS

BCE Inc. 2016 First Quarter Shareholder Report 19
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

BELL MEDIA RESULTS

REVENUES

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Total external revenues	645	646	(1)	(0.2%)
Inter-segment revenues	96	80	16	20.0%
Total Bell Media revenues	741	726	15	2.1%

Bell Media revenues increased by 2.1% in Q1 2016, in comparison to the prior year, driven by higher subscriber revenues, moderated by lower advertising revenues.

Subscriber fee revenues increased in Q1 2016, compared to the same period last year, due to Bell Media’s expansion of TMN into a national pay TV service on March 1, 2016, the continued growth from CraveTV, our streaming service, and from our TV Everywhere Go products, coupled with the impact of rate increases on certain specialty channels.

Advertising revenues declined in Q1 2016, compared to last year, reflecting:

  Lower conventional and specialty advertising revenues primarily driven by a market slowdown resulting in lower spending by some key customer segments, and higher viewership for World Junior Hockey in Q1 2015 as the event was held in Canada
  A decline in radio advertising revenues primarily resulting from a weakened Alberta economy

This was partly offset by:

  Higher out-of-home advertising revenues generated by the acquisition of Métromédia on January 5, 2016, as well as from various newly awarded contracts from 2015

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Operating costs	(596)	(585)	(11)	(1.9%)
Adjusted EBITDA	145	141	4	2.8%
Adjusted EBITDA margin	19.6%	19.4%		0.2%

Bell Media operating costs were up 1.9% in Q1 2016, in comparison to last year, due to higher costs for sports broadcast rights combined with increased content costs related to CraveTV and the TMN national expansion, as well as a greater investment in Canadian programming and the impact of the Métromédia acquisition. This was mitigated in part by labour savings primarily driven by the 2015 workforce reduction initiative.

Bell Media adjusted EBITDA improved by 2.8% in Q1 2016, compared to prior year, as the increase in operating revenues and savings from the workforce reduction initiative more than compensated for the higher operating costs.

BELL MEDIA OPERATING METRICS

  CTV continued to lead Canadian networks for the 12th winter season during primetime among total viewers and in all key demographics, with 14 of the top 20 programs
  Bell Media’s specialty and pay TV properties reached 83% of all Canadian English specialty and pay TV viewers, in an average week, in Q1 2016. Bell Media led in primetime with the top entertainment specialty channel, Discovery, among key viewers aged 25 to 54, while Space, Bravo and Comedy ranked in the Top 10.
  TSN was the most-watched specialty channel among total viewers in the first quarter of 2016, driven by its diverse roster of championship events
  In Québec, Bell Media maintained its leadership position in French specialty TV markets reaching 81% of viewers in an average week in Q1 2016. Three out of the Top 5 Specialty channels among key viewers aged 25 to 54 were Bell Media properties (RDS, Super Ecran and Canal D).
  Bell Media continued to lead the Canadian digital landscape in Q1 2016 among Canadian broadcast and video network competitors with monthly averages of 18.2 million visitors, 842 million minutes spent and 34 million videos
  Bell Media maintained its position as Canada’s top radio broadcaster in Q1 2016 reaching 16.6 million listeners who spent 78 million hours tuned in each week
  Out-of-Home has over 30,000 advertising faces strategically located in British Columbia, Alberta, Ontario, Québec and Nova Scotia

20 BCE Inc. 2016 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth driven by CraveTV growth, national expansion of our TMN pay TV service, and labour savings from workforce reductions in 2015, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

BCE Inc. 2016 First Quarter Shareholder Report 21
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 Financial and capital management

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt (1)

	MARCH 31, 2016	DECEMBER 31, 2015	$ CHANGE	% CHANGE
Debt due within one year	4,516	4,895	(379)	(7.7%)
Long-term debt	15,837	15,390	447	2.9%
Preferred shares(2)	2,002	2,002	–	–
Cash and cash equivalents	(423)	(613)	190	31.0%
Net debt	21,932	21,674	258	1.2%

(1)	Net debt is a non-GAAP financial measure and does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt in this MD&A for more details including a reconciliation to the most comparable IFRS financial measure.
(2)	50% of outstanding preferred shares of $4,004 million in 2016 and 2015 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $68 million in total debt comprised of debt due within one year and long-term debt was due to:

  an increase in our notes payable (net of repayments) of $725 million the issuance of Series M-41 MTN debentures at Bell Canada with a total principal amount of $750 million

Partly offset by:

  the early debt redemption of Series M-19 MTN, M-23 MTN and M-32 debentures in the principal amounts of $200 million, $500 million and $500 million, respectively a net decrease of $207 million in our finance lease obligations and other debt

The decrease in cash and cash equivalents of $190 million was due mainly to dividends paid on BCE common shares of $526 million and $245 million paid for business acquisitions mainly related to the national expansion of HBO Canada and TMN, partly offset by free cash flow of $418 million and net issuances of debt instruments in the amount of $162 million.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2016	865,614,188
Shares issued under employee stock option plan	1,790,161
Shares issued under dividend reinvestment plan	688,839
Shares issued under employee savings plan (ESP)	531,064
Outstanding, March 31, 2016	868,624,252

		WEIGHTED AVERAGE
STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,932,719	58
Exercised(1)	(1,790,161)	44
Forfeited	(73,853)	50
Outstanding, March 31, 2016	10,735,609	52
Exercisable, March 31, 2016	2,232,981	42

(1)	The weighted average share price for options exercised during the quarter was $59.

22 BCE Inc. 2016 First Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Cash flows from operating activities	1,290	1,045	245	23.4%
Capital expenditures	(852)	(827)	(25)	(3.0%)
Cash dividends paid on preferred shares	(36)	(39)	3	7.7%
Cash dividends paid by subsidiaries to non-controlling interest	(12)	–	(12)	n.m.
Acquisition and other costs paid	28	52	(24)	(46.2%)
Free cash flow	418	231	187	81.0%
Business acquisitions	(245)	–	(245)	n.m.
Acquisition and other costs paid	(28)	(52)	24	46.2%
Business dispositions	16	–	16	n.m.
Spectrum payment	–	(100)	100	100.0%
Other investing activities	35	5	30	n.m.
Net issuance of debt instruments	162	1,047	(885)	(84.5%)
Issue of common shares	73	38	35	92.1%
Repurchase of shares for settlement of share-based payments	(68)	(73)	5	6.8%
Cash dividends paid on common shares	(526)	(519)	(7)	(1.3%)
Other financing activities	(27)	(18)	(9)	(50.0%)
Net (decrease) increase in cash and cash equivalents	(190)	559	(749)	n.m.
Free cash flow per share(1)	$0.48	$0.27	$0.21	77.8%

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free cash flow and free cash flow per share in this MD&A for more details.
n.m.: not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the first quarter of 2016 increased by $245 million compared to Q1 2015 due mainly to higher adjusted EBITDA, improved working capital and lower income taxes paid, partly offset by higher severance payments.

Free cash flow in Q1 2016 increased by $187 million compared to Q1 2015 due to an increase in cash flows from operating activities, partly offset by higher capital expenditures.

Free cash flow per share in the first quarter of 2016 was $0.48 per common share, compared to $0.27 per common share for the same period last year.

Capital expenditures

	Q1 2016	Q1 2015	$ CHANGE	% CHANGE
Bell Wireless	162	151	(11)	(7.3%)
Capital intensity ratio	9.6%	9.2%		(0.4%)
Bell Wireline	669	656	(13)	(2.0%)
Capital intensity ratio	22.4%	21.7%		(0.7%)
Bell Media	21	20	(1)	(5.0%)
Capital intensity ratio	2.8%	2.8%		–
BCE	852	827	(25)	(3.0%)
Capital intensity ratio	16.2%	15.8%		(0.4%)

BCE capital expenditures increased by $25 million, or 3.0%, in Q1 2016, compared to last year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 16.2% in Q1 2016 compared to 15.8% in Q1 2015. The year-over-year increase was driven by:

  Higher wireless capital spending of $11 million, related to the expansion of our LTE-A network, which reached 49% of the Canadian population at March 31, 2016, as well as the ongoing investment to increase network capacity to accommodate higher speeds and growing data consumption
  Higher wireline capital expenditures of $13 million reflecting the continued deployment of broadband fibre directly to more homes and businesses, including the buildout of Gigabit Fibe infrastructure to the city of Toronto and other urban areas, along with capital investments to support the execution of business customer contracts. This was moderated by the slower pace of expansion of our IPTV service footprint in Québec and Ontario.

BCE Inc. 2016 First Quarter Shareholder Report 23
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Business acquisitions

In Q1 2016, BCE completed the previously announced transaction with Corus under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

Spectrum payment

On March 6, 2015, Bell Mobility secured AWS-3 wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility secured 13 licences for 169 million Megahertz per Population (MHz-pop) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015 at which time Bell Mobility acquired these licences.

Debt instruments

2016:

In the first quarter of 2016, we issued $162 million of debt, net of repayments. This included the issuance of Series M-41 MTN debentures at Bell Canada with a principal amount of $750 million as well as $725 million issuances of notes payable (net of repayments), partly offset by the early debt redemption of Series M-19 MTN, Series M-23 MTN and Series M-32 debentures, with a principal amount of $200 million, $500 million and $500 million, respectively, and payments of finance leases and other debt of $113 million.

2015:

In the first quarter of 2015, we issued $1,047 million of debt, net of repayments. This included $691 million of notes payable, as well as the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million, partly offset by payments of finance leases and other debt of $144 million.

Cash dividends paid on common shares

In the first quarter of 2016, cash dividends paid on BCE common shares increased by $7 million compared to Q1 2015, due to a higher dividend of $0.65 per common share compared to a dividend of $0.6175 per common share in the first quarter of 2015 and a higher number of outstanding common shares, partly offset by lower cash dividend payments as a result of common shares issued in Q1 2016 under BCE’s dividend reinvestment plan.

4.4 Post-employment benefit plans

For the three months ended March 31, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $924 million. This was due to a lower actual discount rate of 3.9% at March 31, 2016, compared to 4.2% at December 31, 2015, and a lower-than-expected return on plan assets.

For the three months ended March 31, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $37 million. This was due to a higher-than-expected return on plan assets, partly offset by a lower actual discount rate of 3.7% at March 31, 2015 compared to 4.0% at December 31, 2014.

24 BCE Inc. 2016 First Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2016		DECEMBER 31, 2015
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	211	217	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	150	160	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,129	19,562	17,688	19,764

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
March 31, 2016
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	134	22	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	47	–	47	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	37	–	64	(27)
December 31, 2015
AFS publicly-traded and privately-held investments(3)	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other income (expense) in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense) in the income statements.

BCE Inc. 2016 First Quarter Shareholder Report 25
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $73 million (loss of $109 million) recognized in net earnings at March 31, 2016 and a gain (loss) of $39 million recognized in other comprehensive income at March 31, 2016, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at March 31, 2016.

		AMOUNTS TO		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	RECEIVE IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	1,167	CAD	1,577	2016	Commercial paper
Cash flow	USD	357	CAD	476	2017	Credit facility
Cash flow	USD	269	CAD	309	2016	Purchase commitments
Cash flow	USD	143	CAD	194	2017-2018	Purchase commitments
Economic	USD	316	CAD	441	2016	Purchase commitments
Economic	USD	30	CAD	43	2017	Purchase commitments
Economic – call options	USD	462	CAD	608	2016	Purchase commitments
Economic – put options	USD	924	CAD	1,216	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million.

4. 6 Credit ratings

Our key credit ratings remain unchanged from those described in the BCE 2015 Annual MD&A.

4.7 Liquidity

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017.

All cash requirements remain substantially unchanged from those described in the BCE 2015 Annual MD&A.

26 BCE Inc. 2016 First Quarter Shareholder Report
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 Quarterly financial information

BCE’s Q1 2016 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on April 27, 2016.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	5,270	5,603	5,345	5,326	5,240	5,528	5,195	5,220
Adjusted EBITDA	2,163	2,073	2,187	2,197	2,094	2,022	2,115	2,144
Severance, acquisition and other costs	(42)	(152)	(46)	(24)	(224)	(58)	(66)	(54)
Depreciation	(739)	(731)	(727)	(720)	(712)	(734)	(739)	(708)
Amortization	(149)	(136)	(133)	(134)	(127)	(118)	(116)	(171)
Net earnings	758	542	791	814	583	594	703	707
Net earnings attributable to common shareholders	707	496	739	759	532	542	600	606
Net earnings per common share
Basic	0.82	0.58	0.87	0.90	0.63	0.64	0.77	0.78
Diluted	0.82	0.58	0.87	0.90	0.63	0.63	0.77	0.78
Included in net earnings:
Severance, acquisition and other costs	(31)	(112)	(35)	(16)	(164)	(42)	(45)	(38)
Net gains (losses) on investments	12	(1)	(16)	40	(2)	(8)	–	4
Early debt redemption costs	(8)	(6)	–	–	(7)	(18)	(3)	–
Adjusted net earnings	734	615	790	735	705	610	648	640
Adjusted EPS	0.85	0.72	0.93	0.87	0.84	0.72	0.83	0.82
Average number of common shares outstanding – basic (millions)	867.1	853.5	848.9	844.9	841.0	837.7	782.1	777.7

BCE Inc. 2016 First Quarter Shareholder Report 27
6	REGULATORY ENVIRONMENT	MD&A

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment.

Broadcasting Act

LICENCE RENEWALS

On February 8, 2016, the CRTC released Broadcasting Notice of Consultation CRTC 2016-44, in which it initiated the renewal process for television broadcasting licences owned by Bell Media Inc. and its subsidiaries Learning and Skills Television of Alberta Limited, The Sports Network Inc., Le Réseau Des Sports (RDS) inc., Discovery Science Canada Company, 2953285 Canada Inc., and Animal Planet Canada Company, that are part of our licensed ownership group as described in the Notice of Consultation. The existing licences were last renewed in 2011 and 2012, in Broadcasting Decision CRTC 2011-444 and Broadcasting Decision CRTC 2012-241, and are set to expire on August 31, 2017. In accordance with the CRTC’s group-based licensing policy, effectively all of the licences of all of the large ownership groups, including BCE, are renewed and expire at the same time. Should the CRTC impose adverse conditions of licence as a result of the renewal process, this could have a negative effect on our business and financial performance. A decision on the licence renewal is expected in 2017 prior to the expiry of the existing licences.

28 BCE Inc. 2016 First Quarter Shareholder Report
7	BUSINESS RISKS	MD&A

7 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2015 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2015 Annual MD&A, as updated in this MD&A, include, without limitation, risks associated with:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used by our Bell TV business unit are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans

BCE Inc. 2016 First Quarter Shareholder Report 29
7	BUSINESS RISKS	MD&A

  higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

Please see section 9, Business risks of the BCE 2015 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2015 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A, which section 6 is incorporated by reference in this section 7.

Except for the updates set out in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2015 Annual MD&A remain substantially unchanged.

30 BCE Inc. 2016 First Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q1 2016 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 27, 2016. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2015. BCE’s Q1 2016 Financial Statements do not include all of the notes required in the annual financial statements.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standard was issued by the IASB and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers

Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.

		We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q1 2016 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

BCE Inc. 2016 First Quarter Shareholder Report 31
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q1 2016	Q1 2015
Net earnings	758	583
Severance, acquisition and other costs	42	224
Depreciation	739	712
Amortization	149	127
Finance costs
Interest expense	219	226
Interest on post-employment benefit obligations	20	27
Other (income) expense	(23)	20
Income taxes	259	175
Adjusted EBITDA	2,163	2,094
BCE operating revenues	5,270	5,240
Adjusted EBITDA margin	41.0%	40.0%

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q1 2016		Q1 2015
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	707	0.82	532	0.63
Severance, acquisition and other costs	31	0.03	164	0.20
Net (gains) losses on investments	(12)	(0.01)	2	–
Early debt redemption costs	8	0.01	7	0.01
Adjusted net earnings	734	0.85	705	0.84

Free cash flow and free cash flow per share

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

32 BCE Inc. 2016 First Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2016	Q1 2015
Cash flows from operating activities	1,290	1,045
Capital expenditures	(852)	(827)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	–
Acquisition and other costs paid	28	52
Free cash flow	418	231
Average number of common shares outstanding (millions)	867.1	841.0
Free cash flow per share	0.48	0.27

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2016	DECEMBER 31, 2015
Debt due within one year	4,516	4,895
Long-term debt	15,837	15,390
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(423)	(613)
Net debt	21,932	21,674

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. Net interest expense represents net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

BCE Inc. 2016 First Quarter Shareholder Report 33
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

In addition to the non-GAAP financial measures previously described, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber represents the measurement of certain service revenues divided by the average subscriber base for the specified period.
Churn

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

COA

COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Dividend payout ratio	Dividends paid on common shares divided by free cash flow.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

34 BCE Inc. 2016 First Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	MARCH 31, 2016	MARCH 31, 2015
Operating revenues	4	5,270	5,240
Operating costs	4, 5	(3,107)	(3,146)
Severance, acquisition and other costs	4, 6	(42)	(224)
Depreciation	4	(739)	(712)
Amortization	4	(149)	(127)
Finance costs
Interest expense		(219)	(226)
Interest on post-employment benefit obligations	10	(20)	(27)
Other income (expense)	7	23	(20)
Income taxes		(259)	(175)
Net earnings		758	583
Net earnings attributable to:
Common shareholders		707	532
Preferred shareholders		37	38
Non-controlling interest		14	13
Net earnings		758	583
Net earnings per common share – basic and diluted	8	0.82	0.63
Average number of common shares outstanding – basic (millions)		867.1	841.0

BCE Inc. 2016 First Quarter Shareholder Report 35
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	MARCH 31, 2016	MARCH 31, 2015
Net earnings	758	583
Other comprehensive (loss) income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil at March 31, 2016 and 2015	5	–
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $26 million and ($9) million at March 31, 2016 and 2015, respectively	(72)	28
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $251 million and ($10) million at March 31, 2016 and 2015, respectively(1)	(672)	27
Other comprehensive (loss) income	(739)	55
Total comprehensive income	19	638
Total comprehensive income attributable to:
Common shareholders	(29)	586
Preferred shareholders	37	38
Non-controlling interest	11	14
Total comprehensive income	19	638

(1)	The discount rate used to value our post-employment benefit obligations at March 31, 2016 was 3.9% compared to 4.2% at December 31, 2015. The discount rate used to value our post-employment benefit obligations at March 31, 2015 was 3.7% compared to 4.0% at December 31, 2014.

36 BCE Inc. 2016 First Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2016	DECEMBER 31, 2015
ASSETS
Current assets
Cash		102	100
Cash equivalents		321	513
Trade and other receivables		2,817	3,009
Inventory		414	416
Prepaid expenses		543	393
Other current assets		223	377
Total current assets		4,420	4,808
Non-current assets
Property, plant and equipment		21,582	21,630
Intangible assets		11,334	11,176
Deferred tax assets		105	89
Investments in associates and joint ventures		1,105	1,119
Other non-current assets		782	794
Goodwill		8,618	8,377
Total non-current assets		43,526	43,185
Total assets		47,946	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,077	4,287
Interest payable		146	148
Dividends payable		606	576
Current tax liabilities		37	86
Debt due within one year	9	4,516	4,895
Total current liabilities		9,382	9,992
Non-current liabilities
Long-term debt	9	15,837	15,390
Deferred tax liabilities		1,608	1,824
Post-employment benefit obligations	10	2,888	2,038
Other non-current liabilities		1,411	1,420
Total non-current liabilities		21,744	20,672
Total liabilities		31,126	30,664
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	4,004	4,004
Common shares		18,251	18,100
Contributed surplus		1,124	1,150
Accumulated other comprehensive income		55	119
Deficit		(6,919)	(6,350)
Total equity attributable to BCE shareholders		16,515	17,023
Non-controlling interest		305	306
Total equity		16,820	17,329
Total liabilities and equity		47,946	47,993

BCE Inc. 2016 First Quarter Shareholder Report 37
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER
				COMPREHEN-			NON-
FOR THE PERIOD ENDED MARCH 31, 2016	PREFERRED	COMMON	CONTRIBUTED	SIVE INCOME			CONTROLLING
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	SHARES	SHARES	SURPLUS	(LOSS)	DEFICIT	TOTAL	INTEREST	TOTAL EQUITY
Balance at January 1, 2016	4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings	–	–	–	–	744	744	14	758
Other comprehensive loss	–	–	–	(64)	(672)	(736)	(3)	(739)
Total comprehensive (loss) income	–	–	–	(64)	72	8	11	19
Common shares issued under employee stock option plan	–	83	(5)	–	–	78	–	78
Common shares issued under dividend reinvestment plan	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	–	30	–	–	–	30	–	30
Other share-based compensation	–	–	(21)	–	(11)	(32)	–	(32)
Dividends declared on BCE common and preferred shares	–	–	–	–	(630)	(630)	–	(630)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(12)	(12)
Balance at March 31, 2016	4,004	18,251	1,124	55	(6,919)	16,515	305	16,820

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER			NON-
FOR THE PERIOD ENDED MARCH 31, 2015	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	TOTAL EQUITY
Balance at January 1, 2015	4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings	–	–	–	–	570	570	13	583
Other comprehensive income	–	–	–	27	27	54	1	55
Total comprehensive income	–	–	–	27	597	624	14	638
Common shares issued under employee stock option plan	–	44	(3)	–	–	41	–	41
Common shares issued under employee savings plan	–	29	–	–	–	29	–	29
Other share-based compensation	–	–	(17)	–	(25)	(42)	–	(42)
Dividends declared on BCE common and preferred shares	–	–	–	–	(586)	(586)	–	(586)
Balance at March 31, 2015	4,004	16,790	1,121	124	(7,027)	15,012	307	15,319

38 BCE Inc. 2016 First Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	MARCH 31, 2016	MARCH 31, 2015
Cash flows from operating activities
Net earnings	758	583
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	42	224
Depreciation and amortization	888	839
Post-employment benefit plans cost	68	103
Net interest expense	218	223
Gains on investments	(16)	2
Income taxes	259	175
Contributions to post-employment benefit plans	(90)	(81)
Payments under other post-employment benefit plans	(19)	(20)
Severance and other costs paid	(86)	(49)
Interest paid	(221)	(227)
Income taxes paid (net of refunds)	(238)	(333)
Acquisition and other costs paid	(28)	(52)
Net change in operating assets and liabilities	(245)	(342)
Cash flows from operating activities	1,290	1,045
Cash flows used in investing activities
Capital expenditures	(852)	(827)
Business acquisitions	(245)	–
Business dispositions	16	–
Spectrum payment	–	(100)
Other investing activities	35	5
Cash flows used in investing activities	(1,046)	(922)
Cash flows (used in) from financing activities
Increase in notes payable	725	691
Issue of long-term debt	747	502
Repayment of long-term debt	(1,310)	(146)
Issue of common shares	73	38
Repurchase of shares for settlement of share-based payments	(68)	(73)
Cash dividends paid on common shares	(526)	(519)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	–
Other financing activities	(27)	(18)
Cash flows (used in) from financing activities	(434)	436
Net increase (decrease) in cash	2	(15)
Cash at beginning of period	100	142
Cash at end of period	102	127
Net (decrease) increase in cash equivalents	(192)	574
Cash equivalents at beginning of period	513	424
Cash equivalents at end of period	321	998

BCE Inc. 2016 First Quarter Shareholder Report 39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2015 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2016.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media and radio broadcasting services to customers across Canada and out-of-home advertising service

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 27, 2016. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2015. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standard was issued by the IASB and has not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers

Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.

		We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.

40 BCE Inc. 2016 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Business acquisitions

National expansion of HBO and The Movie Network (TMN)

In Q1 2016, BCE completed the previously announced transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets	(2)
Goodwill(1)	220

(1)	Goodwill arises principally from the ability to leverage media content and future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

Note 4 Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the periods ended March 31, 2016 and 2015.

Segmented information

					INTER-SEGMENT
FOR THE PERIOD ENDED MARCH 31, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	ELIMINATIONS	BCE
Operating revenues
External customers		1,683	2,942	645	–	5,270
Inter-segment		10	41	96	(147)	–
Total operating revenues		1,693	2,983	741	(147)	5,270
Operating costs	5	(932)	(1,726)	(596)	147	(3,107)
Segment profit(1)		761	1,257	145	–	2,163
Severance, acquisition and other costs	6	(1)	(42)	1		(42)
Depreciation and amortization		(141)	(712)	(35)		(888)
Finance costs
Interest expense						(219)
Interest on post-employment benefit obligations	10					(20)
Other income	7					23
Income taxes						(259)
Net earnings						758

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2016 First Quarter Shareholder Report 41
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

					INTER-SEGMENT
FOR THE PERIOD ENDED MARCH 31, 2015	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	ELIMINATIONS	BCE
Operating revenues
External customers		1,627	2,967	646	–	5,240
Inter–segment		10	60	80	(150)	–
Total operating revenues		1,637	3,027	726	(150)	5,240
Operating costs	5	(925)	(1,786)	(585)	150	(3,146)
Segment profit(1)		712	1,241	141	–	2,094
Severance, acquisition and other costs	6	(4)	(219)	(1)		(224)
Depreciation and amortization		(127)	(679)	(33)		(839)
Finance costs
Interest expense						(226)
Interest on post–employment benefit obligations	10					(27)
Other expense	7					(20)
Income taxes						(175)
Net earnings						583

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Note 5 Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2016	2015
Labour costs
Wages, salaries and related taxes and benefits		(1,005)	(1,060)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(48)	(76)
Other labour costs(1)		(242)	(223)
Less:
Capitalized labour		226	229
Total labour costs		(1,069)	(1,130)
Cost of revenues(2)		(1,575)	(1,566)
Other operating costs(3)		(463)	(450)
Total operating costs		(3,107)	(3,146)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2016	2015
Severance	(22)	(30)
Acquisition and other	(20)	(194)
Total severance, acquisition and other costs	(42)	(224)

42 BCE Inc. 2016 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages awarded by such court, granting plaintiffs damages of $82 million, plus interest and costs. A charge of $137 million was recorded in Q1 2015 and was included in Acquisition and other costs.

On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interest and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

Note 7 Other income (expense)

FOR THE PERIOD ENDED MARCH 31	NOTE	2016	2015
Gains (losses) on investments		16	(2)
Net mark-to-market gains on derivatives used as economic hedges		7	18
Equity income from investments in associates and joint ventures		3	6
Early debt redemption costs	9	(11)	(10)
Losses on disposal/retirement of software, plant and equipment		(8)	(22)
Other		16	(10)
Total other income (expense)		23	(20)

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2016	2015
Net earnings attributable to common shareholders – basic	707	532
Dividends declared per common share (in dollars)	0.6825	0.6500
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	867.1	841.0
Assumed exercise of stock options(1)	1.0	1.6
Weighted average number of common shares outstanding – diluted (in millions)	868.1	842.6

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,591,777 in the first quarter of 2016 and 2,727,412 in the first quarter of 2015.

BCE Inc. 2016 First Quarter Shareholder Report 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 Debt

On January 11, 2016, Bell Canada redeemed, prior to maturity, its 4.64% Series M-19 medium term notes (MTN) debentures, having an outstanding principal amount of $200 million which were due on February 22, 2016, as well as its 3.65% Series M-23 MTN debentures, having an outstanding principal amount of $500 million which were due on May 19, 2016.

On February 29, 2016, Bell Canada issued 3.55% Series M-41 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on March 2, 2026.

On March 31, 2016, Bell Canada redeemed, prior to maturity, its 5.41% Series M-32 debentures, having an outstanding principal amount of $500 million which were due on September 26, 2016. We incurred an $11 million charge for the early debt redemption costs which was recorded in Other income (expense) in Q1 2016 in the income statement.

In Q1 2016, Bell Canada reclassified $700 million of its 5.00% Series M-18 MTN debentures, which mature on February 15, 2017, from long-term debt to short-term debt.

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017. As a result, we reclassified the $463 million in Canadian dollars ($357 million in U.S. dollars) of borrowings under the credit facility from debt due within one year to long-term debt.

Note 10 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2016	2015
DB pension	(51)	(58)
DC pension	(32)	(29)
OPEBs	(2)	(2)
Plan amendment gain on DB pension	23	–
Less:
Capitalized benefit plans cost	14	13
Total post-employment benefit plans service cost included in operating costs	(48)	(76)
Other costs recognized in Severance, acquisition and other costs	5	(7)
Total post-employment benefit plans service cost	(43)	(83)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE PERIOD ENDED MARCH 31	2016	2015
DB pension	(6)	(13)
OPEBs	(14)	(14)
Total interest on post-employment benefit obligations	(20)	(27)

44 BCE Inc. 2016 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2016		DECEMBER 31, 2015
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	211	217	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	150	160	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,129	19,562	17,688	19,764

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
			QUOTED PRICES
			IN ACTIVE MARKETS		NON-OBSERVABLE
		CARRYING VALUE	FOR IDENTICAL	OBSERVABLE MARKET	MARKET INPUTS
	CLASSIFICATION	OF ASSET (LIABILITY)	ASSETS (LEVEL 1)	DATA (LEVEL 2)(1)	(LEVEL 3)(2)
March 31, 2016
AFS publicly-traded and privately-held investments	Other non-current assets	134	22	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	47	–	47	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	37	–	64	(27)
December 31, 2015
AFS publicly-traded and privately-held investments	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense) in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $73 million (loss of $109 million) recognized in net earnings at March 31, 2016 and a gain (loss) of $39 million recognized in other comprehensive income at March 31, 2016, with all other variables held constant.

BCE Inc. 2016 First Quarter Shareholder Report 45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at March 31, 2016.

		AMOUNTS TO		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	RECEIVE IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	1,167	CAD	1,577	2016	Commercial paper
Cash flow	USD	357	CAD	476	2017	Credit facility
Cash flow	USD	269	CAD	309	2016	Purchase commitments
Cash flow	USD	143	CAD	194	2017-2018	Purchase commitments
Economic	USD	316	CAD	441	2016	Purchase commitments
Economic	USD	30	CAD	43	2017	Purchase commitments
Economic – call options	USD	462	CAD	608	2016	Purchase commitments
Economic – put options	USD	924	CAD	1,216	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million.

Note 12 Share capital

Conversion of first preferred shares

On March 31, 2016, 1,953,385 of BCE’s 11,500,000 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares).

The annual fixed dividend rate on the Series AM Preferred Shares was reset for the next five years, effective on March 31, 2016, at 2.764% from 4.85%. The Series AN Preferred Shares will pay a quarterly floating cash dividend.

On April 21, 2016, BCE announced that 5,884,470 of its 10,841,056 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) have been tendered for conversion on May 1, 2016, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, 28,765 of BCE’s 3,158,944 Series AH Preferred Shares have been tendered for conversion on May 1, 2016, on a one-for-one basis, into Series AG Preferred Shares. As a result, 4,985,351 Series AG Preferred Shares and 9,014,649 Series AH Preferred Shares will remain outstanding on May 1, 2016.

The annual fixed dividend rate on the Series AG Preferred Shares will be reset for the next five years, effective on May 1, 2016, at 2.80% from 4.50%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2016	2015
Employee savings plan (ESP)	(7)	(8)
Restricted share units (RSUs) and performance share units (PSUs)	(14)	(13)
Other(1)	(4)	(4)
Total share-based payments	(25)	(25)

(1)	Includes deferred share units (DSUs), deferred share plan (DSP) and stock options.

46 BCE Inc. 2016 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended March 31, 2016.

ESP

NUMBER OF ESP SHARES
Unvested contributions, January 1, 2016	1,146,046
Contributions(1)	169,756
Dividends credited	13,483
Vested	(166,603)
Forfeited	(34,411)
Unvested contributions, March 31, 2016	1,128,271

(1)	The weighted average fair value of the shares contributed during the quarter was $57.

RSUs/PSUs

NUMBER
OF RSUs/PSUs
Oustanding, January 1, 2016	3,333,583
Granted(1)	863,294
Dividends credited	39,615
Settled	(1,302,186)
Forfeited	(38,058)
Outstanding, March 31, 2016	2,896,248

(1)	The weighted average fair value of the RSUs/PSUs granted during the quarter was $58.

DSUs

NUMBER
OF DSUs
Outstanding, January 1 , 2016	3,796,051
Issued(1)	55,940
Settlement of RSUs/PSUs	322,994
Dividends credited	44,904
Settled	(77,127)
Outstanding, March 31, 2016	4,142,762

(1)	The weighted average fair value of the DSUs issued during the quarter was $58.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,932,719	58
Exercised(1)	(1,790,161)	44
Forfeited	(73,853)	50
Outstanding, March 31, 2016	10,735,609	52
Exercisable, March 31, 2016	2,232,981	42

(1)	The weighted average share price for options exercised during the quarter was $59.

BCE Inc. 2016 First Quarter Shareholder Report 47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2016
Weighted average fair value per option granted	$2.57
Weighted average share price	$58
Weighted average exercise price	$58
Dividend yield	4.7%
Expected volatility	15%
Risk-free interest rate	0.6%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

48 BCE Inc. 2016 First Quarter Shareholder Report

This document has been filed by BCE Inc. with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

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e-mail: investor.relations@bce.ca
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fax: 514-786-3970

BCE.ca

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